SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

MATERIAL FACT NOTICE

Ambev S.A. (“Company”), in compliance with the Brazilian Securities Commission Ruling No. 358/2002, as amended, informs its shareholders and the market that, as per our today’s press release, we expect cash COGS/hl for our beverages business in Brazil (beer and non-alcoholic beverages) to increase by mid teens in the full year of 2019, due to currency depreciation and commodity prices.

This material fact notice refers to projections and shall not be considered as promise of performance, since projections reflect the perception of the Company’s management and are subject to risks and uncertainties. Projections take into account several factors such as general economic, market and industry conditions that are beyond the control of the Company’s management. Any changes in such assumptions or factors could cause actual results to differ from the projections made.

Additional information can be found in our annual financial information relating to the fiscal year ended December 31, 2018 and related press release, both available at the SEC’s website.

São Paulo, February 28, 2019.

Ambev S.A.

Fernando Mommensohn Tennenbaum

Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer